EXHIBIT 11.0

BUILDING MATERIALS HOLDING CORPORATION

Computation of Earnings Per Share

For the Year Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

COMPUTATION OF BASIC EARNINGS PER SHARE

Net income available to common shareholders	$19,929,000	$7,015,000	$20,844,000

Weighted average shares outstanding	13,279,361	13,086,371	12,909,581

Basic earnings per share	$1.50	$0.54	$1.61

COMPUTATION OF DILUTED EARNINGS PER SHARE

Net income available to common shareholders	$19,929,000	$7,015,000	$20,844,000

Weighted average shares outstanding	13,279,361	13,086,371	12,909,581

Net effect of dilutive stock options based on the treasury stock method using average market price	161,148	176,445	99,475

Total shares outstanding	13,440,509	13,262,816	13,009,056

Diluted earnings per share	$1.48	$0.53	$1.60